June 17, 2005
via U.S. Mail

Michael P. Sage
Chief Executive Officer
Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361


Re:	Orchids Paper Products Company
		Amendment No. 1 to Registration Statement on
      Form S-1
      Filed June 1, 2005
	File No. 333-124173


Dear Mr. Sage:

      We have reviewed your amended filing and limited our review to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General

1. We remind you of prior comments 1, 3 and 4. For example, file as exhibits to the registration statement the final executed copy of material agreements. In this regard, please file the executed copy of the Revolving Credit and Term Facility agreement between the Company and the Bank of Oklahoma.

2. Your response to comment 5 from our letter dated May 18, 2005 states your only significant exposure to market risk is adequately disclosed in Management`s Discussion and Analysis of Financial Condition and Results of Operations and within the discussion of risk factors. Note that Item 305 of Regulation S-K requires disclosure of both quantitative and qualitative information about market risk. Please revise your disclosure to include quantitative information about your variable interest rate risk, in accordance with one of the three disclosure alternatives.

3. We reissue prior comments 6 and 26 insofar as some of the disclosure at pages 69 and 73 remains inappropriate.

Prospectus Summary, page 1
4. We reissue prior comment 7.  For example, you have not
specified,
as noted in our prior comment, the impact competition has had on your
operations recently nor the fact that financing has not been obtained
for your new paper machine. In this regard, we note that you must raise at least $11.5 million in this offering in order to obtain the new credit facility you anticipate using to finance the new
machine.
Revise your disclosure in your summary to address salient and material facts that will provide an investor with a more balanced understanding of your business
5. It appears that there is no minimum price or size condition to your completion of the initial public offering. Therefore, you could complete the offering at a size that would yield less than the
$11.5
million in net proceeds necessary for you to obtain the new credit facility necessary to finance the new machine. Confirm to us that in the event that the net proceeds would be less than the $11.5 million necessary for the financing, you will recirculate -- prior to any confirmations of sale -- an appropriately revised prospectus to reflect the status of the financing, the size of the offering, your planned use of the net proceeds and the additional uncertainty regarding your ability to obtain the new machine, as well as any other material changes.
6. We note your response to prior comment 8. It appears that some of the statistics you use in your document are derived by analogy and indirect means from various unrelated sources; therefore, some statistical information you provide appears to be at best informed speculation. Ensure that as revised your document provides accurate and conservative disclosure, and make clear the nature of the statistics or assertions when they are not based on hard data obtained from independent sources. You are responsible for the accuracy and completeness of all disclosure that appears in your filings.

Risk Factors, page 8

Risks Related to Our Business, page 8

"Our commitment for the anticipate debt financing..., page 9"
7. It appears incomplete to refer to having executed the commitment letter without mentioning the minimum IPO term. Make clear that the raising of $11.5 million net equity is a pre-condition to the effectiveness of the credit facility. Also revise the caption, and move the risk factor closer to the front of the Risk Factors section.

Non-GAAP Discussion, page 36

8. Your response to comment 18 from our letter dated May 18, 2005 states that you include the calculation of adjusted EBITDA to provide the investor additional information from a forward looking perspective. Since you determined it beneficial to disclose adjusted
EBITDA, revise your disclosure to include a discussion of the following items:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please refer to Question 8 of the Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures for further guidance on this matter.


Underwriting, page 70

9. We note your response to prior comment 25. Disclose at an appropriate location in your document the second sentence of that response.


Notes to Financial Statements, page F-13

Note 1 - Summary of Significant Accounting Policies, page F-13

Stock Split, page F-14

10. You indicate all common and per share amounts of the successor have been restated to reflect the 2.744 for 1 stock split. However, in the first paragraph of page F-19, you state that you sold
728,751
shares of common stock and 2,150 units which contain a warrant to purchase 38 shares of common stock at $3.64 per share. The purchase price of the shares attached to the warrant appears to be adjusted to reflect the effect of the stock split; however, it is not clear if the shares of common stock sold and those attached to the units have been adjusted for the stock split. Please revise your disclosure to clearly reflect the 2.744 for 1 stock split impact on the number of shares sold related to the Orchids acquisition, and ensure all common and price per share references in the remainder of document clearly indicate that they have been restated to reflect the stock split.

Closing Comments
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our
comments.   Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Wojciechowski at (202) 551-3759 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
						Assistant Director

cc: 	Donald Figliulo, Esq.
	Bryan Cave LLP
	(312) 602-5050 (via facsimile)

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Michael P. Sage
Orchids Paper Products Company
June 17, 2005
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE